

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

John D. Schmitz
Chief Executive Officer
Select Energy Services, Inc.
1233 W. Loop South, Suite 1400
Houston, Texas 77027

      Re: Select Energy Services, Inc.
          Registration Statement on Form S-4
          Filed January 6, 2022
          File No. 333-262027

Dear Mr. Schmitz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kevin Dougherty at (202) 551-3271 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Raleigh J. Wolfe